DC

No Act
P.E. 12-26-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03016550

March 3, 2003

Susan A. Waxenberg
Assistant General Counsel and
Assistant Secretary
AOL Time Warner Inc.
75 Rockefeller Plaza, 25-18
New York, NY 10019

Act 1934
Section
Rule 14A-8
Public Availability 3/3/2003

Re: AOL Time Warner Inc.
Incoming letter dated December 26, 2002

Dear Ms. Waxenberg:

This is in response to your letter dated December 26, 2002 concerning the shareholder proposal submitted to AOL Time Warner by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 17, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 12 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Brandon Rees
AFL-CIO
815 Sixteenth Street, N.W.
Washington, DC 20008

AOL Time Warner

RECEIVED

2002 DEC 27 PM 4: 15

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary

December 26, 2002

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AOL Time Warner Inc. - Proposal Submitted by the AFL-CIO Reserve Fund

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise AOL Time Warner Inc. (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2003 annual meeting of shareholders (the "Proxy Materials") the proposal (the "Proposal") it received from the AFL-CIO Reserve Fund (the "Proponent"). The Proposal "urges the Board of Directors to adopt a policy prohibiting future stock option grants to senior executives." The Company does not intend to include the Proposal in its Proxy Materials because, pursuant to clauses (i)(7), (i)(9) and (i)(3) of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Proposal deals with matters relating to the Company's ordinary business operations, conflicts with one of the Company's proposals that it intends to submit to shareholders and is impermissibly vague.

Pursuant to Rule 14a-8(j) under the Exchange Act, we are enclosing six copies of each of the following: (i) this letter and (ii) the Proposal (Exhibit A). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

I. **The Proposal relates to the Company's ordinary business operations and, therefore, may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).**

Rule 14a-8(i)(7) permits exclusion of shareholder proposals dealing with matters relating to the conduct of a company's "ordinary business operations." The Staff has defined this exclusion to include proposals relating to "general compensation issues." The Staff has made clear that a proposal addressing the compensation of officers and directors relates to general compensation issues and therefore is excludable. *See Lucent Technologies Inc.* (November 6, 2001) (permitting the exclusion of a proposal seeking to decrease the remuneration of all officers and directors). The Staff has distinguished between shareholder proposals relating to senior executive officer compensation issues, which are not excludable from proxy material under Rule

AOL Time Warner Inc. • 75 Rockefeller Plaza, 25-18 • New York, NY 10019
tel 212 484 7350 • fax 212 258 3157 • Susan.Waxenberg@AOLTW.com

14a-8(i)(7), and proposals relating to a broader group of officers and employees, which are excludable. *See Minnesota Mining and Manufacturing Company* (March 4, 1999) (proposal to limit the yearly percentage compensation increase of the "top 40 executives" excludable under Rule 14a-8(i)(7) as relating to ordinary business matters); *Xerox Corporation* (March 25, 1993) (referring to senior executive officer compensation as an includable matter).

Additionally, in Division of Corporation Finance: Staff Legal Bulletin No. 14A—Shareholder Proposals (July 12, 2002) ("SLB 14A") regarding shareholder proposals relating to shareholder approval of equity compensation plans, the Staff has stated that it will allow companies to rely on Rule 14a-8(i)(7) to exclude a proposal if the proposal, without focusing on any potential dilution, relates to equity compensation plans that may be used to compensate all employees, including senior executive officers and directors. The current Proposal does not focus on dilution, but instead focuses on general compensation and, therefore, falls within the pronouncement of SLB 14A as an excludable proposal pursuant to Rule 14a-8(i)(7).

Consistent with the Staff's precedent, the Proposal may be excluded from the Proxy Materials because it targets broader compensation policies and practices than those relating only to senior executive officers. The Proposal seeks to prohibit future stock option grants to "senior executives." At the Company, the term "senior executives" encompasses a significantly broader set of individuals than "senior executive officers." The Company employs over 50 executives with titles ranging from Chairman to Vice President. This is in addition to numerous executives of various subsidiaries of the Company who may also be deemed "senior executives" within the purview of the Proposal. Notably, in *Minnesota Mining and Manufacturing* (March 4, 1999), the Staff found that a proposal to limit the yearly percentage compensation increase of the "top 40 executives" related to ordinary business matters and was properly excluded pursuant to Rule 14a-8(i)(7).

Because the Proposal clearly seeks to affect the granting of stock options to employees beyond those classified as senior executive officers, it may be excluded pursuant to Rule 14a-8(i)(7), and recent precedent, as related to the Company's ordinary business operations.

II. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(9) because it directly conflicts with a proposal that the Company intends to submit to shareholders at the same meeting.

Under Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), it has been consistently held that a company may omit a shareholder proposal if there is some basis for concluding that an affirmative vote on both the shareholder proposal and the company's proposal would lead to an inconsistent, ambiguous or inconclusive result. *See, e.g., First Niagara Financial Group, Inc.* (March 7, 2002); *Osteotech, Inc.* (April 24, 2000) ("*Osteotech*"). Under Rule 14a-8(i)(9), if a shareholder proposal is counter to a proposal to be submitted by management, a favorable vote on both the proponent's and the management's proposal would result in inconsistent and inconclusive mandates from the shareholders. In the event of such a vote, it would not be possible to determine which, if either, proposal could be implemented.

In *Osteotech*, the proponent argued that there was no conflict between the company's proposed stock option plan and its proposal that certain officers or directors not receive additional stock options. Although those officers and directors would be eligible to participate in the plan, the proponent reasoned that an actual conflict could be avoided since the committee that decided who would receive specific grants could simply choose not to approve grants to those individuals, as permitted under the plan. Nevertheless, the Staff allowed the company to omit the proposal pursuant to Rule 14a-8(i)(9), noting that "submitting both proposals to a vote could provide inconsistent and ambiguous results."

In light of the proposed New York Stock Exchange listing standards mandating shareholder approval of equity compensation plans, the Company currently expects to include in its Proxy Materials a management proposal seeking shareholder approval of a stock option plan that would permit the granting of stock options to all employees, including "senior executives," however that term could be construed. The Proposal, which would prohibit future stock option grants to senior executives, directly conflicts with the stock option plan that the Company is currently planning to submit for a vote of the shareholders at the 2003 annual meeting. An affirmative vote on both the Proposal and the Company's stock option plan would lead to an inconsistent and ambiguous mandate from the Company's shareholders, in contravention of Rule 14a-8(i)(9). Accordingly, the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(9).

III. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(3) and Rule 14a-9 because it contains misleading and impermissibly vague statements.

Rule 14a-8(i)(3) permits the omission of a proposal or any statement in support thereof if such proposal or statement is contrary to any proxy rule or regulation, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting material. The Company believes that the Proposal violates Rule 14a-9 in that it contains misleading and vague statements and is, therefore, excludable under Rule 14a-8(i)(3).

The Staff has found that a proposal is misleading if the shareholders would not be able to determine with any reasonable certainty exactly what actions or measures would be taken in the event the proposal were adopted and, as a related matter, if the Board of Directors or management of a company would not have a clear idea as to what exactly it should do to effectuate the proposal. *See Philadelphia Electric Co.* (July 30, 1992) (proposal relating to the election of a committee of small shareholders to present plans "that will...equate with the gratuities bestowed on management, directors and other employees" properly excluded as vague and indefinite). The Proposal urges the Company's Board of Directors to adopt a policy prohibiting future stock option grants to "senior executives." As noted above, the Proposal does not make clear which senior executives would not be entitled to receive stock option grants if the Proposal were implemented. If the Proposal is referring to "senior executives" other than those that the Company considers "senior executives," then it is not clear which individuals would be affected by this Proposal. Without this clarity, the shareholders will not know what they are voting for and the Board of Directors will not know how to implement the Proposal if shareholders approve it.

For these reasons, the Company believes that the Proposal may be omitted from the Proxy Materials because it is false, misleading and impermissibly vague in violation of the proxy rules.

For all the reasons set forth above, we respectfully submit that the exclusion of the entire Proposal from the Proxy Materials is proper under clauses (i)(7), (i)(9) and (i)(3) of Rule 14a-8.

* * * * * * * * * * *

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. We would respectfully request the opportunity to discuss the requests contained in this letter with you further prior to the issuance of a response if the Staff believes that it will not be able to grant the relief requested herein. If you have any questions, require further information or wish to discuss this matter, please call the undersigned at (212) 484-7350.

Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Very truly yours,

Susan A. Waxenberg

Susan A. Waxenberg
Assistant General Counsel and
Assistant Secretary

Attachment

cc: AFL-CIO Reserve Fund
Attn: Mr. Brandon Rees
815 Sixteenth Street, N.W.
Washington, D.C. 20006

EXHIBIT A

Shareholder Proposal

RESOLVED: The shareholders of the AOL Time Warner Inc. (the "Company") urge the Board of Directors (the "Board") to adopt a policy prohibiting future stock option grants to senior executives. The Board shall implement this policy in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement

Since the accounting scandals at Enron, Worldcom, and other companies, the role of stock options in executive compensation has come controversial. Critics of stock options have argued that they can be a powerful incentive for executives to manipulate earnings or engage in accounting fraud. By timing their stock option exercises, executives can also inappropriately trade on inside information.

Stock options provide incentives to executives that significantly differ from the interests of shareholders. Stock option grants promise executives all of the gain of share price increases with none of the risk of share price declines. For this reason, they can encourage excessive risk taking by executives. In contrast to direct stock holdings, stock options also discourage executives from increasing dividends because option holders are not entitled to dividends.

Our Company allows executives to exercise a portion of their stock option grants after just one year following their grant date. For this reason, senior executives can gain substantial windfalls from the proceeds of their stock option exercises even if the share price later falls under their watch.

We are concerned that our Company's annual stock option grants to senior executives are excessive. In 2001, CEO Stephen Case received stock options with a grant date present value of $76 million. He also realized $127 million in stock option exercises from previous grants.

Banning stock options for senior executives will decouple executive pay from short-term price movements and the temptation for executives to inappropriately manipulate our Company's stock price in order to exercise their stock options. In our opinion, other forms of compensation, such as restricted stock and long term incentive plans, will better focus senior executives on building the sustained profitability of our Company.

Leading investors and regulators have questioned the appropriateness of using stock options in executive compensation. Portfolio manager Bill Miller, whose Legg Mason Value Trust is the only mutual fund to beat the S&P 500 Index 11 years in a row, has said "I support the banning of stock options because anything that can be accomplished with options can be accomplished by giving stock directly. And it has none of the downsides of options."

Former Federal Reserve Chairman Paul Volker has stated that "Given both the very large capricious element inherent in the returns from fixed price stock options and the distorted incentives for management, I believe the use of such options should be strongly discouraged for public companies. There are far better alternatives for seeking and achieving an appropriate alignment of shareholder and management interests."

AOL Time Warner

RECEIVED
2002 DEC 27 PM 4: 15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary

December 26, 2002

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AOL Time Warner Inc. - Proposal Submitted by the AFL-CIO Reserve Fund

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise AOL Time Warner Inc. (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2003 annual meeting of shareholders (the "Proxy Materials") the proposal (the "Proposal") it received from the AFL-CIO Reserve Fund (the "Proponent"). The Proposal "urges the Board of Directors to adopt a policy prohibiting future stock option grants to senior executives." The Company does not intend to include the Proposal in its Proxy Materials because, pursuant to clauses (i)(7), (i)(9) and (i)(3) of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Proposal deals with matters relating to the Company's ordinary business operations, conflicts with one of the Company's proposals that it intends to submit to shareholders and is impermissibly vague.

Pursuant to Rule 14a-8(j) under the Exchange Act, we are enclosing six copies of each of the following: (i) this letter and (ii) the Proposal (Exhibit A). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

I. The Proposal relates to the Company's ordinary business operations and, therefore, may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits exclusion of shareholder proposals dealing with matters relating to the conduct of a company's "ordinary business operations." The Staff has defined this exclusion to include proposals relating to "general compensation issues." The Staff has made clear that a proposal addressing the compensation of officers and directors relates to general compensation issues and therefore is excludable. *See Lucent Technologies Inc.* (November 6, 2001) (permitting the exclusion of a proposal seeking to decrease the remuneration of all officers and directors). The Staff has distinguished between shareholder proposals relating to senior executive officer compensation issues, which are not excludable from proxy material under Rule

AOL Time Warner Inc. • 75 Rockefeller Plaza, 25-18 • New York, NY 10019
tel 212 484 7350 • fax 212 258 3157 • Susan.Waxenberg@AOLTW.com

14a-8(i)(7), and proposals relating to a broader group of officers and employees, which are excludable. *See Minnesota Mining and Manufacturing Company* (March 4, 1999) (proposal to limit the yearly percentage compensation increase of the "top 40 executives" excludable under Rule 14a-8(i)(7) as relating to ordinary business matters); *Xerox Corporation* (March 25, 1993) (referring to senior executive officer compensation as an includable matter).

Additionally, in Division of Corporation Finance: Staff Legal Bulletin No. 14A—Shareholder Proposals (July 12, 2002) ("SLB 14A") regarding shareholder proposals relating to shareholder approval of equity compensation plans, the Staff has stated that it will allow companies to rely on Rule 14a-8(i)(7) to exclude a proposal if the proposal, without focusing on any potential dilution, relates to equity compensation plans that may be used to compensate all employees, including senior executive officers and directors. The current Proposal does not focus on dilution, but instead focuses on general compensation and, therefore, falls within the pronouncement of SLB 14A as an excludable proposal pursuant to Rule 14a-8(i)(7).

Consistent with the Staff's precedent, the Proposal may be excluded from the Proxy Materials because it targets broader compensation policies and practices than those relating only to senior executive officers. The Proposal seeks to prohibit future stock option grants to "senior executives." At the Company, the term "senior executives" encompasses a significantly broader set of individuals than "senior executive officers." The Company employs over 50 executives with titles ranging from Chairman to Vice President. This is in addition to numerous executives of various subsidiaries of the Company who may also be deemed "senior executives" within the purview of the Proposal. Notably, in *Minnesota Mining and Manufacturing* (March 4, 1999), the Staff found that a proposal to limit the yearly percentage compensation increase of the "top 40 executives" related to ordinary business matters and was properly excluded pursuant to Rule 14a-8(i)(7).

Because the Proposal clearly seeks to affect the granting of stock options to employees beyond those classified as senior executive officers, it may be excluded pursuant to Rule 14a-8(i)(7), and recent precedent, as related to the Company's ordinary business operations.

II. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(9) because it directly conflicts with a proposal that the Company intends to submit to shareholders at the same meeting.

Under Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), it has been consistently held that a company may omit a shareholder proposal if there is some basis for concluding that an affirmative vote on both the shareholder proposal and the company's proposal would lead to an inconsistent, ambiguous or inconclusive result. *See, e.g., First Niagara Financial Group, Inc.* (March 7, 2002); *Osteotech, Inc.* (April 24, 2000) ("*Osteotech*"). Under Rule 14a-8(i)(9), if a shareholder proposal is counter to a proposal to be submitted by management, a favorable vote on both the proponent's and the management's proposal would result in inconsistent and inconclusive mandates from the shareholders. In the event of such a vote, it would not be possible to determine which, if either, proposal could be implemented.

In *Osteotech*, the proponent argued that there was no conflict between the company's proposed stock option plan and its proposal that certain officers or directors not receive additional stock options. Although those officers and directors would be eligible to participate in the plan, the proponent reasoned that an actual conflict could be avoided since the committee that decided who would receive specific grants could simply choose not to approve grants to those individuals, as permitted under the plan. Nevertheless, the Staff allowed the company to omit the proposal pursuant to Rule 14a-8(i)(9), noting that "submitting both proposals to a vote could provide inconsistent and ambiguous results."

In light of the proposed New York Stock Exchange listing standards mandating shareholder approval of equity compensation plans, the Company currently expects to include in its Proxy Materials a management proposal seeking shareholder approval of a stock option plan that would permit the granting of stock options to all employees, including "senior executives," however that term could be construed. The Proposal, which would prohibit future stock option grants to senior executives, directly conflicts with the stock option plan that the Company is currently planning to submit for a vote of the shareholders at the 2003 annual meeting. An affirmative vote on both the Proposal and the Company's stock option plan would lead to an inconsistent and ambiguous mandate from the Company's shareholders, in contravention of Rule 14a-8(i)(9). Accordingly, the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(9).

III. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(3) and Rule 14a-9 because it contains misleading and impermissibly vague statements.

Rule 14a-8(i)(3) permits the omission of a proposal or any statement in support thereof if such proposal or statement is contrary to any proxy rule or regulation, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting material. The Company believes that the Proposal violates Rule 14a-9 in that it contains misleading and vague statements and is, therefore, excludable under Rule 14a-8(i)(3).

The Staff has found that a proposal is misleading if the shareholders would not be able to determine with any reasonable certainty exactly what actions or measures would be taken in the event the proposal were adopted and, as a related matter, if the Board of Directors or management of a company would not have a clear idea as to what exactly it should do to effectuate the proposal. *See Philadelphia Electric Co.* (July 30, 1992) (proposal relating to the election of a committee of small shareholders to present plans "that will...equate with the gratuities bestowed on management, directors and other employees" properly excluded as vague and indefinite). The Proposal urges the Company's Board of Directors to adopt a policy prohibiting future stock option grants to "senior executives." As noted above, the Proposal does not make clear which senior executives would not be entitled to receive stock option grants if the Proposal were implemented. If the Proposal is referring to "senior executives" other than those that the Company considers "senior executives," then it is not clear which individuals would be affected by this Proposal. Without this clarity, the shareholders will not know what they are voting for and the Board of Directors will not know how to implement the Proposal if shareholders approve it.

For these reasons, the Company believes that the Proposal may be omitted from the Proxy Materials because it is false, misleading and impermissibly vague in violation of the proxy rules.

For all the reasons set forth above, we respectfully submit that the exclusion of the entire Proposal from the Proxy Materials is proper under clauses (i)(7), (i)(9) and (i)(3) of Rule 14a-8.

* * * * * * * * * * *

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. We would respectfully request the opportunity to discuss the requests contained in this letter with you further prior to the issuance of a response if the Staff believes that it will not be able to grant the relief requested herein. If you have any questions, require further information or wish to discuss this matter, please call the undersigned at (212) 484-7350.

Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Very truly yours,

Susan A. Waxenberg

Susan A. Waxenberg
Assistant General Counsel and
Assistant Secretary

Attachment

cc: AFL-CIO Reserve Fund
Attn: Mr. Brandon Rees
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Shareholder Proposal

RESOLVED: The shareholders of the AOL Time Warner Inc. (the "Company") urge the Board of Directors (the "Board") to adopt a policy prohibiting future stock option grants to senior executives. The Board shall implement this policy in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement

Since the accounting scandals at Enron, Worldcom, and other companies, the role of stock options in executive compensation has come controversial. Critics of stock options have argued that they can be a powerful incentive for executives to manipulate earnings or engage in accounting fraud. By timing their stock option exercises, executives can also inappropriately trade on inside information.

Stock options provide incentives to executives that significantly differ from the interests of shareholders. Stock option grants promise executives all of the gain of share price increases with none of the risk of share price declines. For this reason, they can encourage excessive risk taking by executives. In contrast to direct stock holdings, stock options also discourage executives from increasing dividends because option holders are not entitled to dividends.

Our Company allows executives to exercise a portion of their stock option grants after just one year following their grant date. For this reason, senior executives can gain substantial windfalls from the proceeds of their stock option exercises even if the share price later falls under their watch.

We are concerned that our Company's annual stock option grants to senior executives are excessive. In 2001, CEO Stephen Case received stock options with a grant date present value of $76 million. He also realized $127 million in stock option exercises from previous grants.

Banning stock options for senior executives will decouple executive pay from short-term price movements and the temptation for executives to inappropriately manipulate our Company's stock price in order to exercise their stock options. In our opinion, other forms of compensation, such as restricted stock and long term incentive plans, will better focus senior executives on building the sustained profitability of our Company.

Leading investors and regulators have questioned the appropriateness of using stock options in executive compensation. Portfolio manager Bill Miller, whose Legg Mason Value Trust is the only mutual fund to beat the S&P 500 Index 11 years in a row, has said "I support the banning of stock options because anything that can be accomplished with options can be accomplished by giving stock directly. And it has none of the downsides of options."

Former Federal Reserve Chairman Paul Volker has stated that "Given both the very large capricious element inherent in the returns from fixed price stock options and the distorted incentives for management, I believe the use of such options should be strongly discouraged for public companies. There are far better alternatives for seeking and achieving an appropriate alignment of shareholder and management interests."

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

4-2

January 17, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request by AOL Time Warner Inc.
to omit a shareholder proposal
submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

We are writing in response to the December 26, 2002 letter ("No-Action Request") from AOL Time Warner Inc. ("the Company"). That letter states the Company's intention to omit from its proxy materials the non-binding shareholder proposal ("the Proposal") submitted by the AFL-CIO Reserve Fund ("the Fund"), which "urges the Board of Directors to adopt a policy prohibiting future stock option grants to senior executives." As grounds for exclusion, the Company raises three arguments: that the Proposal relates to the Company's "ordinary business operations" within the meaning of Rule 14a-8(i)(7); that Rule 14a-8(i)(9) permits exclusion because the Proposal conflicts with a concurrent proposal submitted by the Company itself; and that the Proposal violates Rule 14a-9's prohibition on materially "false and misleading" statements. These arguments are without merit, as we explain below, and the Commission should not permit the Company to omit the Fund's Proposal.

I. The Proposal Targets only Senior Executive Compensation and Therefore is Not Excludable Under the "Ordinary Business" Rationale

In applying Rule 14a-8(i)(7) the Commission and its Staff have traditionally distinguished between shareholder proposals addressing "general employee compensation matters," which usually fall within the scope of "ordinary business," and those targeting only "senior executive and director compensation," which should be included in proxy materials. As the Commission recently explained in Staff Legal Bulletin No. 14A, "Shareholder Proposals" (July 12, 2002):

> Since 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation:
>
> - We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7); and
>
> - We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7).

Legal Bulletin 14A (footnotes and citations omitted). Thus, for example, the Commission summarized its position on "proposals relating to the compensation of senior executives and directors" as follows in *Xerox Corporation* (March 25, 1993) (emphasis added):

> The Commission continues to regard issues affecting CEO and other *senior executive* and director compensation as unique decisions affecting the nature of the relationships among shareholders, those who run the corporation on their behalf and the directors who are responsible for overseeing management performance. Consequently, unlike proposals relating to the rank and file workforce, proposals concerning *senior executive* and director compensation are viewed by the Commission as *inherently outside the scope of normal or routine practices in the running of the company's operations.*

Recognizing this distinction, the AFL-CIO Reserve Fund's Proposal deliberately addresses only the compensation awarded to "senior executives" and avoids dealing with "general employee compensation" matters. Indeed, in limiting its scope to compensation of "senior executives," our Proposal expressly adopts the very wording used in Legal Bulletin 14A and *Xerox Corporation* to describe those proposals that may not be excluded in reliance on Rule 14a-8(i)(7).

Despite the Commission's own repeated use of the term "senior executive" in defining includable proposals, the Company now argues that our Proposal misses the mark because it speaks in terms of "senior executives" rather than "senior executive *officers*."[1] We urge the Staff

[1] In particular, the Company asserts that its *own* usage of the term "senior executives" would encompass at least 50 of its employees, a broader category of individuals than "senior executive officers." The Company has not specified how many executives, or which titles, it classifies as "senior executive officers."

to reject this hypertechnical objection. A fair reading of Legal Bulletin No. 14A makes it apparent that the terms "senior executive" and "senior executive officer" have been used interchangeably by the Commission in describing the kinds of compensation proposals that cannot be excluded under the "ordinary business" rationale. The Fund's Proposal addressing stock options for "senior executives" was aimed directly at that non-excludable subject matter, as its supporting statement–including the illustrative reference to the stock options given to "CEO Stephen Case"–makes clear. By its express terms as well as in its design, the Proposal is unrelated to compensation, control or direction of the Company's "rank and file workforce."[2]

Although we submit that no wording change is required here, if the Staff believes that some further clarification is appropriate we would be glad to accommodate that request. In this regard, we would appreciate the opportunity to confer with the Staff before any decision is issued so that we can arrive at appropriate clarifying wording for the Proposal.

II. The Proposal Does Not Impermissibly Conflict with the Company's Own Intended Proposal

An affirmative vote on both the Fund's Proposal and the proposal that Company management allegedly intends to offer would not create an irreconcilable conflict. According to the Company's letter, management intends to seek shareholder approval of a general plan that would "permit" the award of stock options to all employees. In other words, the Company would not be *required* to grant stock options to any individual or class of employees, but would be given the *discretion* to do so as a general matter. The Fund's Proposal, for its part, "urges" that the Company exercise its discretion in a particular manner, by declining as a matter of "policy" to award stock options to certain employees (senior executives). These two proposals do not directly and inherently conflict, but, rather, are easily reconciled. Indeed, they can and should be read together, in harmony, just as the law has traditionally and routinely reconciled general and specific provisions found in statutes, regulations and commercial contracts.

We note that the existing AOL Time Warner Inc. Stock Option Plan (dated 1994) allows the Company, in its discretion, to award stock options or stock appreciation rights (SAR's). If the plan the Company intends to submit for approval this year retains that feature, then under the Fund's Proposal the Company could continue to award its senior executives SAR's or no awards at all, as it chooses. Other employees, consultants and advisors could continue to receive stock

---

[2] Our proposal thus stands in contrast to the proposal addressed in *Minnesota Mining and Manufacturing* (March 4, 1999), which linked compensation of the corporation's top 40 executives to the average employee compensation, thus establishing a direct or indirect mechanism for regulating the compensation of the rank and file workforce.

options or SAR's (or no awards) under the Company's plan. In short, compliance with the Fund's Proposal as to senior executives would not require the Company to do anything prohibited by its Company-wide stock option plan. The Company's letter fails to specify the alleged points of conflict between its hypothetical proposal and the Fund's Proposal at issue here.[3]

Finally, the Company's approach to Rule 14a-8(i)(9) should be rejected as a policy matter. Corporations should not be allowed to preclude a shareholder vote on proposals narrowly targeting "senior executive and director compensation" by the simple device of submitting their own "general employee compensation" plans authorizing (but not requiring) various grants and awards. As has been widely recognized, stock options play an important role in executive compensation, and the form and amount of senior executive compensation are a vital concern of shareholders. Shareholders should continue to be free to express their opinion on these issues independent of any vote to authorize inclusion of stock options in a general or broad-based compensation scheme.

III. The Proposal Is Not Materially Misleading

There is no merit to the Company's allegation that the Fund's Proposal is "materially misleading." Like their first objection, this contention seems to rest on the mistaken premise that the Proposal aims at a broader class of personnel than the category of "senior executive" intended by the Commission in Legal Bulletin 14A. That is simply not the case.

As we have explained above, the Fund's Proposal was designed to conform to the Commission's own distinction between "general employee compensation" and "senior executive compensation" (or, as elaborated in *Xerox Corporation*, the distinction between "the rank and file workforce" and "those who run the corporation on [the shareholders'] behalf"). The Company's Board of Directors should have no difficulty distinguishing between the Company's rank and file workforce, on the one hand, and the class of "senior executives" whose management performance the Directors are responsible for overseeing and whose compensation is the focus of this Proposal. But here, again, if the Staff believes that some clarifying language is appropriate we

[3] It should be emphasized that the Fund's Proposal also applies by its terms to "future" stock option grants, and it expressly provides for implementation "in a manner that does not violate any existing employment agreement or equity compensation plan." Thus, if the Company's hypothetical stock option plan receives a majority vote at the upcoming meeting, arguably becoming an "existing . . . equity compensation plan," then the concurrently approved Fund Proposal ("urging" the Board to follow a particular "policy" with respect to "future" awards of stock options) would specifically direct the Board not to do anything that would "violate" the shareholder-approved Company plan.

would be happy to confer and accommodate such a request.

CONCLUSION

For all the reasons stated above, AOL time Warner Inc. should not be permitted to exclude the Proposal in reliance on Rule 14a-8(i)(7), Rule 14a-8(i)(9), or Rule 14a-9. As noted above, the Fund remains willing to confer and cooperate in making appropriate clarifications, if deemed necessary. If you have any questions, please do not hesitate to call me at (202) 637-3953.

Very truly yours,

Damon Silvers
Associate General Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AOL Time Warner Inc.
Incoming letter dated December 26, 2002

The proposal urges the board of directors to adopt a policy prohibiting future stock option grants to senior executives in a manner that does not violate any existing employment agreement or equity compensation plan.

There appears to be some basis for your view that AOL Time Warner may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by AOL Time Warner seeking approval of a stock option plan. You have also represented that the proposal has terms and conditions that conflict with those set forth in AOL Time Warner's proposal. You indicate that the proposal and the matter sponsored by AOL Time Warner present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if AOL Time Warner omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AOL Time Warner relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor